FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2003
                       Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Consolidated financial statements prepared in accordance with international financial reporting standards as of September 30, 2003 (see enclosure).

CEZ Utility has Manifested its Interest in Acquiring Slovenske elektrarne

Today, CEZ utility has officially submitted to the National Property Fund of the Slovak Republic a Letter of Intent manifesting its interest in taking part in the privatization process in respect of Slovenske elektrarne, a.s. ("SE"). CEZ has manifested its interest in acquiring the whole of SE, i.e. all its parts, including the nuclear power division.

"The Slovak and Czech energy sectors had evolved as one whole for many years. SE and CEZ can make use of such fact and strengthen its position in the Central European region significantly. As a part of the Group, we will thus have an opportunity to form a strong grouping in the energy sector of the former Eastern Block, which will constitute a relevant counterbalance to EU energy concerns," Petr Voboril, the Chairman of Board of Directors authorized to exercise the powers of the Managing Director of CEZ, said on this occasion.

Since 2001 when the electricity market was fully opened for producers in the Czech Republic, CEZ has proven its ability to compete successfully and has increased its sales. CEZ is also able to make use of such expertise for the benefit of SE.

CEZ has an inherent interest in the long-term operation of Slovak nuclear plants. Both Slovak nuclear power plants are based on the same technology as the Dukovany Power Plant. Such fact implies potential synergies, which result in assuring long-term operation of all nuclear power plants. Last, but not least, it means more effective support for nuclear power engineering, which can only be operated efficiently as part of a portfolio comprising other energy sources, and within a strong grouping.

In its bid, CEZ replied to the queries related to SE's individual parts. However, since the bid submitted was not a final one, CEZ will not disclose detailed information at present, so as not to provide a competitive advantage to other bidders.

Ladislav Kriz
Press Agent of CEZ, a. s.

                                      -3-
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Annex:

Background Information on Slovenske elektrarne

The joint stock company, Slovenske elektrarne (SE, a. s.), was established on January 21, 2002 as a new entity formed from the assets of, and as a legal successor to, Slovenske elektrarne, a.s.; in addition, as of the same date, two other companies were formed from Slovenske elektrarne, a.s., i.e. Slovenska elektrizaena prenosova sustave, a.s. (Slovak Electricity Transfer System), and Teplareo Kosice (Kosice Heating Plant).

The stake (49 %) in three Slovak distribution companies has already been privatized to foreign companies (E.ON, EdF and RWE).

The sole owner of the present Slovenske elektrarne is the National Property Fund of the Slovak Republic, with the shareholders' rights being exercised by the Slovak Ministry of Industry.

The principal activities of Slovenske elektrarne are comprised of the generation, sale, import, export and distribution of electricity, as well as the generation and sale of heat. Slovenske elektrarne operates three nuclear power plants, two heat plants and 34 water-power plants.

Comparison of selected data in respect of SE and CEZ for 2002 (or at present)

-----------------------------------------------------------------------------------------------------------------
                                                           SE                                CEZ
-----------------------------------------------------------------------------------------------------------------
      Installed output              MW                    6,882                            12,146
-----------------------------------------------------------------------------------------------------------------
   - nuclear power plants           MW                 2,640 (38%)                       3,760 (31%)
-----------------------------------------------------------------------------------------------------------------
 - coal-burning power plants        MW                 1,842 (27%)                       6,517 (54%)
-----------------------------------------------------------------------------------------------------------------
    - water-power plants            MW                 2,399 (35%)                       1,868 (15%)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
   Electricity generation          GWH                   25,639                            54,118
-----------------------------------------------------------------------------------------------------------------
    Share of electricity                                   84%                               71%
  generation in the country
-----------------------------------------------------------------------------------------------------------------

                                      -4-
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                  ------------------------------
                                                           (Registrant)
Date:  December 5, 2003
                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration